

August 3, 2012

Via E-mail
Marilyn Spiegel
President
Wynn Las Vegas, LLC
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: Wynn Las Vegas, LLC**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 333-100768**

Dear Ms. Spiegel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 11

1.   We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business or customer information, to interrupt your systems or otherwise try to cause harm to your business and operations. We note press reports that hotels and resorts are increasingly becoming a target of cyber attacks. Beginning with your next Form 10-Q, please provide risk factor disclosure describing the cybersecurity risks that you face. If you have experienced any cyber attacks in the past, please state that fact in the new risk factor in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Operating Measures, page 23

2.   From page 45, we note that promotional allowances account for approximately $36.2 million of your hotel room revenues. Please tell us if your occupancy, ADR, and REVPAR figures incorporate, if at all, the use of promotional allowances.

Financial results for the year ended December 31, 2011 compared to year ended December 31, 2010, page 23

3.   We note that you experienced an increase in drop and slot handle at your casino. Please tell us if you are able to determine if such increases are a result of an increase in the volume of patrons and/or an increase in amounts waged per patron.

4.   Please tell us why you disclose the changes in table drop and slot handle and wins but not the absolute figures for those measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Attorney Advisor

cc: Kim Sinatra
        General Counsel